EXHIBIT 11.5
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                     EXFO ELECTRO-OPTICAL ENGINEERING INC.

                   STATEMENT ON REPORTING ETHICAL VIOLATIONS


         To our employees:

         We are committed to maintaining the highest standards of honesty and accountability, and we recognize that each of you has an important role to play in achieving this goal. Our employees are likely to be the first to know when someone inside the company or connected with the company is acting improperly or illegally. If you learn of such conduct, you may, however, feel apprehensive about voicing your concerns, because you feel it would be disloyal to the company or the individuals involved; because you do not believe that your concerns will be taken seriously or because you fear dismissal, harassment or other retaliation.

         We take all misconduct very seriously, whether committed by senior managers or employees or by suppliers, contractors or other agents. Misconduct by anyone at or connected with the company, at the very least, reflects poorly on our reputation, which we have all worked very hard to build over the years, and potentially exposes the company to legal sanctions.

         We therefore strongly encourage you to report any misconduct that you become aware of in the course of your employment or otherwise connected to your employment. Although it is impossible to list all of the conduct we are concerned about, we would expect you to report:

         o    Criminal conduct;
         o Fraud or deliberate error in the preparation, evaluation, review or audit of any of our financial statements;
         o    Fraud, misappropriation,  or other questionable practices related to the preparation or maintenance of our financial records;
         o    Misrepresentations  or false statements to or by a senior officer or accountant regarding a matter contained in our financial records, financial reports or audit reports;
         o    Deviations   from  full  and  fair  reporting  of  our  financial
              condition;
         o Failure to comply with, or efforts to circumvent, our internal compliance policies or internal controls;
         o    Failure to comply with legal or regulatory obligations;
         o Actions that endanger health or safety, or might cause environmental damage; and
         o Actions designed to that have the effect of concealing any of the foregoing.

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         As set forth in the Code of Business  Conduct,  you are  encouraged to talk to your supervisors, managers or other appropriate personnel should you become aware of any of the foregoing. In addition, we have established a more formal procedure for reporting suspected improper conduct. You may, instead of reporting a concern to a supervisor, manager or other staff member (or if you reported a concern, and feel it was not properly acted upon), make a report to any of the following, by letter, email, or through our website or intranet: i) The Legal Counsel, ii) The Lead Director of the Board.

         You may sign the correspondence, use an email that identifies you as the sender or disclose your name on your phone call. Or, you may communicate anonymously. Anonymous letters, e-mails and phone calls will be investigated and acted upon in the same manner as if your identity were known. All communications should contain as much specific detail as possible to allow the appropriate personnel to conduct an investigation of the reported matter. Signed correspondence will be acknowledged by the recipient.

         All letters, e-mail and transcripts of telephone calls will be kept in confidence and acted upon only by designated personnel unless disclosure is required or deemed advisable in connection with any governmental investigation or report, in the interest of the company, or in the company's legal handling of the matter.

         Your report will be investigated internally or if necessary will be referred to the appropriate law enforcement or regulatory authorities. Reports that involve our accounting, auditing, internal auditing controls and disclosure practices will be reviewed under the direction and oversight of the Audit Committee of the Board of Directors using procedures they have implemented for this purpose. Corrective action will be taken when it is deemed necessary by the Audit Committee or other designated personnel.

         The Legal Counsel will maintain a log of all reports, tracking their receipt, investigation and resolution, and prepare a periodic summary report of such reports for the Audit Committee. Copies of the reports and the Legal Counsel's log will be maintained according to our document retention policy.

         You do not need absolute proof of misconduct to make a report, but we would expect that you do have some basis for voicing your concerns. It will not always be clear that any particular action rises to the level of misconduct or illegal conduct. You should use your judgment. We would prefer that you raise concerns and not keep them to yourself. If you make a report in good faith and it turns out that you were wrong, your concern will be nonetheless appreciated and will not subject you to disciplinary action. However, if a report is intentionally false or malicious, that is another matter. We trust that, as in all areas of human interaction, our employees will act responsibly.


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         Company policy prohibits  retaliatory action against any employee who, in good faith, reports suspected wrongdoers, unless the individual reporting is one of the violators. We will not tolerate any harassment or intimidation of any employee who reports misconduct. Disciplinary action will be taken against any supervisor who retaliates, directly or indirectly, or encourages other to do so, against an employee who reports a violation.

         In order to preserve the integrity of these procedures, it is imperative that any employee have the opportunity to raise concerns or report misconduct without fear of retribution. We are strongly committed to maintaining an environment in which employee reports are expected and accepted and in which our employees feel free to voice a concern or report a suspected violation without fear of intimidation.



/s/ Michael Unger                          /s/ Germain Lamonde
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Michael Unger                              Germain Lamonde
Lead Director of the Board                 President and Chief Executive Officer



/s/ Benoit Ringuette
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Benoit Ringuette
Legal Counsel and Corporate Secretary